Filed by Chambers Street Properties

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gramercy Property Trust, Inc.

Commission File No.: 333-206871

Date: November 6, 2015

MeRgeR OF equals tO CReate a Best-In-Class net lease ReIt a guide to the Chambers Street Properties and gramercy Property trust inc. transaction 3Vote FOR the merger proposal today.

Your Vote Matters ☑

WHO IS MERGING?

Chambers Street Properties and **Gramercy Property Trust** will combine to create a premier net lease REIT with a pro forma enterprise value of approximately $5.6 billion.[1] The stock-for-stock merger transaction is expected to be tax free for shareholders.

Chambers Street	+	GRAMERCY PROPERTY TRUST
NYSE: CSG	100% stock merger	NYSE: GPT

WHY SHOULD I VOTE FOR THE MERGER?

The Chambers Street Board of Trustees has unanimously determined that the merger with Gramercy is in the best interests of the Chambers Street shareholders.

1.

Potential to improve future earnings growth.

The combined company stands to potentially benefit from higher risk adjusted returns due to the greater stability and diversity of the larger combined property portfolio.

2.

Mitigates the risks inherent in a stand-alone strategy.

The combined larger company is expected to provide greater ability to execute on external growth strategies, while reducing the risks associated with anticipated rent roll-downs.

3.

Confidence in the combined company's future prospects.

Led by the strong leadership of the **former W.P. Carey team**, the combined company has the potential to provide significant value appreciation to Chambers Street shareholders, who will own approximately **56%** of the outstanding shares of the merged company.

[1] *As of September 30, 2015.*

MAXIMIZE THE VALUE OF YOUR INVESTMENT IN CHAMBERS STREET – **VOTE "FOR"** THE MERGER PROPOSAL AND OTHER PROPOSALS TODAY ON THE ENCLOSED PROXY CARD.

COMBINED HIGH QUALITY PORTFOLIO

The combination of Chambers Street and Gramercy brings together two complimentary portfolios, creating a larger, more diverse portfolio focused on industrial and office real estate assets located in major markets throughout the U.S. and Europe.

	CHAMBERS STREET STAND-ALONE[1]	COMBINED PORTFOLIO[2]
PROPERTIES	125 Assets	300 Assets
SIZE	35 Million Square Feet	56 Million Square Feet
ANNUALIZED BASE RENT ("ABR")[3]	$259 Million	$417 Million
CASH NET OPERATING INCOME[3]	$243 Million	$407 Million
TENANTS[4]	52% Investment Grade	46% Investment Grade
AVERAGE REMAINING LEASE TERM[3]	6.3 Years	7.5 Years
% LEASED[5]	98.2%	98.8%

COMBINED PORTFOLIO

GEOGRAPHIC BREAKDOWN (U.S. ASSETS ONLY)
(% of Contractual Base Rent)



84% of Assets in Target Markets

TOP TEN MARKETS

1. NY/NJ
2. Dallas
3. Baltimore/Wash. DC
4. Los Angeles
5. Phoenix
6. Minneapolis
7. South Florida
8. Chicago
9. Jacksonville
10. Indianapolis

SECTOR BREAKDOWN
(% of Cash NOI)


7%
47%
46%
OFFICE/BANKING CENTER
INDUSTRIAL
SPECIALTY

[1] As of October 1, 2015.
[2] Company combined statistics on a pro forma basis, as of October 1, 2015.
[3] Joint venture properties at pro rata share.
[4] Percentages based on ABR. A tenant that has an investment grade credit rating, as determined by Standard and Poor's or Moody's Corporation, or a tenant whose guarantor or parent company has such rating.
[5] Based on square footage with joint venture properties at 100%.

Your Vote Matters

HOW IS THIS MERGER EXPECTED TO ENHANCE MY INVESTMENT?

THE COMBINED COMPANY IS EXPECTED TO HAVE:

GREATER SIZE & SCALE

- Improve future earnings predictability
- Enhance ability to pursue larger acquisition opportunities
- Minimize the risks associated with capital recycling
- Better ability to absorb market cycles

INCREASED PORTFOLIO DIVERSIFICATION

- Top 10 tenants **approximately 30%** of the overall portfolio[1]
- No one tenant will represent **more than 7%** of the overall portfolio[1]

IMPROVED LEASE DURATION & HIGH-QUALITY TENANT BASE

- Average remaining lease duration of **7.5** years[1]
- Maintain high investment grade tenancy of **46%** [1,2]

STRENGTHENED LEADERSHIP

- Seasoned and proven leadership (former W.P. Carey management team)
- Strong track record of dividend and earnings growth and commitment to corporate governance

ENHANCED FINANCIAL STRENGTH & FLEXIBILITY

- Stronger balance sheet with less secured debt
- More cost-effective access to capital
- More predictable earnings and a stronger dividend growth trajectory

MEANINGFUL COST SAVINGS

- An estimated **$15 million** in run-rate annual cost savings expected by the end of 2016

Gramercy Track Record Under Current Leadership

ATTRACTIVE TOTAL SHAREHOLDER RETURNS[4]
Inclusive of Dividend Reinvestment



225
175
125
75
25
(25)
Aug-2012
Aug-2013
Jul-2014
Feb-2015
Sep-2015
104%
29%
19%
GPT
Triple Net[3]
RMZ

Source: SNL Financial and Company Filings.

CONSISTENT ANNUALIZED DIVIDEND PER SHARE



$1.5
$1.0
$0.5
$0.0
$0.56
$0.56
$0.80
$0.80
$0.88
$0.88
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

(1) Percentages based upon ABR with joint venture properties at pro rata share. Company combined statistics on a pro forma basis, as of Ocotber 1, 2015.
(2) A tenant that has an investment grade credit rating, as determined by Standard and Poor's or Moody's Corporation, or a tenant whose guarantor or parent company has such rating.
(3) Includes EPR, GTY, LXP, NNN, O, SIR, SRC, STAG, STOR, VER, and WPC.
(4) As of September 30, 2015. Past performance does not guarantee future results.

Your Vote Matters ☑

WHAT ELSE DO I NEED TO KNOW?

Attractive Consideration

- GPT stockholders will receive 3.1898 shares of CSG for each share of GPT at closing
- 100% stock-for-stock merger

Majority Ownership

- Chambers Street shareholders will own 56% of the combined company

Continued Dividends

- A dividend policy designed to optimize long-term total shareholder return
- Dividend expected to fall between Chambers Street and Gramercy's current dividend ratios

New Company Name

- The company will be named **Gramercy Property Trust** and is expected to trade under the NYSE ticker symbol **"GPT"**

Premier Management

- The Gramercy management team will lead the combined company
- 10-person Board consisting of 5 Chambers Street trustees and 5 Gramercy trustees

Near-Term Closing

- The merger is expected to close in the 4th Quarter of 2015

HOW DO I VOTE?

1. **Internet: www.proxyvote.com**
2. **Telephone: 800-690-6903**
3. **Mail: Mark, sign and date your proxy card in the postage-paid envelope provided to:**

   Vote Processing
   c/o Broadridge Financial Solutions, Inc.
   51 Mercedes Way
   Edgewood, NY 11717

WHEN CAN I VOTE?

We urge you to vote your shares today.[1]

Your vote is very important, regardless of the number of shares you own. The combination of Chambers Street and Gramercy cannot be completed without the approval of both Chambers Street shareholders and Gramercy common stockholders.

All votes must be received by 11:59 p.m. ET on December 14, 2015.

[1] If you hold your shares in a stock brokerage or your shares are held by a bank or nominee (in street name) you must provide a "legal proxy" in order to attend and vote at the Annual Meeting, which must be obtained by your broker, bank or nominee.

MAXIMIZE THE VALUE OF YOUR INVESTMENT IN CHAMBERS STREET – VOTE "FOR" THE MERGER PROPOSAL AND OTHER PROPOSALS TODAY ON THE ENCLOSED PROXY CARD.

Can i attend tHe annual meeting? yes, any shareholder of record as of october 8, 2015 can attend the meet-ing. the Chambers Street annual meeting of Shareholders will take place on december 15, 2015 at 9 am e.t. at the nassau inn Princeton, 10 Palmer Square, Princeton, nJ 08542. 3Vote FOR the merger proposal today. IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of the Company and Gramercy Property Trust Inc. (“Gramercy”) that also constitutes a definitive prospectus of the Company. Gramercy and the Company will mail the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of the Company. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or the Company may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by the Company are also available free of charge on the Company’s website at www.chambersstreet.com or by contacting the Company’s Investor Relations Department at (609) 806-2682. Gramercy, the Company, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and execu-tive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the preliminary proxy statement and other relevant materials filed with the SEC. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.